EXHIBIT 99.1

Vicinity Motor Corp. to Present at SNN Network Summer Virtual Event

CEO William Trainer to Present Wednesday, August 18 at 3:30pm Eastern time

VANCOUVER, BC / August 10, 2021 / Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FSE:6LG) (“Vicinity Motor,” “VMC” or the “Company”), a leading supplier of electric, CNG and clean diesel vehicles, today announced that management will present at the SNN Network Summer Virtual Event taking place August 17-19, 2021.

William Trainer, Founder and Chief Executive Officer, is scheduled to participate in one-on-one meetings with investors throughout the event and will host a virtual presentation as follows:

SNN Network Summer Virtual Event
Date: Wednesday, August 18, 2021
Time: 3:30 p.m. EDT
Webcast: https://www.webcaster4.com/Webcast/Page/2750/42234

A live audio webcast and archive of the event presentation will be available using the webcast link above. For more information on the SNN Network Summer Virtual Event, to schedule a 1-on-1, or to register for the event, please visit https://conference.snn.network.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LG) is a leading supplier of electric, CNG and clean-diesel vehicles for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility being built in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.vicinitymotorcorp.com for product details.

Company Contact:

John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated benefits of listing on the Nasdaq, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations including other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.